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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)
                            ------------------------

                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                            (Name of Subject Company)
                            ------------------------

                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                       (Name of Filing Person, the Issuer)
                            ------------------------

           FIXED/ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES B
                     LIQUIDATION PREFERENCE $50.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                    257661306
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             DAVID M. BRODSKY, ESQ.
                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                                11 MADISON AVENUE
                            NEW YORK, NEW YORK 10010
                                 (212) 325-2000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            ------------------------

                                    COPY TO:
                               CLARE O'BRIEN, ESQ.
                               SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE

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          TRANSACTION VALUATION*                AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
             $184,135,000.00                          $36,827.00
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*    Estimated for purposes of calculating the amount of the filing fee only.
     Calculated by multiplying $52.61 (the per share tender offer price plus accrued and unpaid dividends per share) by 3,500,000, the number of currently outstanding shares of Fixed/Adjustable Rate Cumulative Preferred Stock, Series B, of Credit Suisse First Boston (USA), Inc. sought in the Offer.

**   Calculated as 1/50 of 1% of the transaction value.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $36,827.00        Filing Party: Credit Suisse First
                                                            Boston (USA), Inc.,

Form or Registration No.: Schedule TO       Date Filed:   October 30, 2001

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. / /

Check the appropriate boxes to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4

/ /  going-private transaction subject to Rule13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. /X/

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     This Final Amendment No. 3 (the "Final Amendment") amends and supplements the Tender Offer Statement and Schedule 13E-4 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on October 30, 2001, as amended November 9, 2001 and November 19, 2001 (the "Schedule TO") by Credit Suisse First Boston (USA), Inc., a Delaware corporation (the "Company"), a subsidiary of Credit Suisse First Boston, Inc., a Delaware Corporation ("CSFB"), and an indirect subsidiary of Credit Suisse Group, a corporation organized under the laws of Switzerland ("CSG"). The Schedule TO relates to the offer by the Company to purchase all outstanding shares of its Fixed/Adjustable Rate Cumulative Preferred Stock, Series B, liquidation preference $50.00 per share (the "Shares" or the "Series B Preferred Stock"), at a price, net to the seller in cash, of $52.20 per Share, plus accrued and unpaid dividends up to but not including the payment date, subject to the terms and conditions set forth in the Offer to Purchase dated October 30, 2001, as amended on November 9, 2001 and November 19, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) of the Schedule TO. Pursuant to General Instruction H to Schedule TO, this Final Amendment satisfied the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all securities acquired by the Company in the tender offer. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Offer to Purchase and the Schedule TO.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

     At 9:00 a.m., New York City time, on November 29, 2001, the Offer expired. Based on a preliminary count, approximately 3,410,887 Shares were validly tendered and not withdrawn pursuant to the Offer, of which 1,500 shares were tendered pursuant to notices of guaranteed delivery. On November 29, 2001, effective as of 9:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The acceptance of these Shares resulted in the Company's ownership of approximately 97% of the shares of Series B Preferred Stock.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

     (a)(5)(D) Form of Press Release issued by the Company on November 29, 2001.









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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 2001


                                  CREDIT SUISSE FIRST BOSTON (USA), INC.



                                  By /s/ D. Neil Radey
                                     ------------------------------------------
                                     Name:  D. Neil Radey
                                     Title: Managing Director












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                                                   EXHIBIT INDEX

EXHIBIT  NO.
---------------
---------------

(a)(1)(A)     Offer to Purchase dated October 30, 2001.*

(a)(1)(B)     Form of Letter of Transmittal.*

(a)(1)(C)     Form of Notice of Guaranteed Delivery.*

(a)(1)(D) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(A) Form of Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(B) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(5)(C)     Form of Press Release dated October 30, 2001.*

(a)(5)(D)     Form of Press Release dated November 29, 2001.

(b)           None.

(d)           None.

(g)           None.

(h)           None.


* Incorporated by reference to the Schedule TO filed by Credit Suisse First Boston (USA), Inc. on October 30, 2001.